UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 7-Revised)


                              New Plan Realty Trust
--------------------------------------------------------------------------------
                                (Name of Issuer)


                   Shares of Beneficial Interest, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   337400 10 5
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           Mr. Geoffrey R. Henry                    Copies to:
          MNOPF Trustees Limited                 Michael M. Maney
       Ashcombe House, The Crescent            Sullivan & Cromwell
       Leatherhead, Surrey KT22 8LQ              125 Broad Street
                  England                    New York, New York 10004
             (44-1372) 386000                     (212) 558-3800
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                January 21, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

                                                               SEC 1746(12-91)

                               Page 1 of 3 Pages

                                  SCHEDULE 13D

---------------------
CUSIP NO. 337400 10 5                           Page    2    of    3    Pages
---------------------                                -------    -------

-------------------------------------------------------------------------------
 1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         MNOPF Trustees Limited
         No SS or IRS I.D. No.
-------------------------------------------------------------------------------
 2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                  (a)  [  ]
                                                                  (b)  [  ]
-------------------------------------------------------------------------------
 3.  SEC USE ONLY

-------------------------------------------------------------------------------
 4.  SOURCE OF FUNDS

         N/A
-------------------------------------------------------------------------------
 5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) OR 2(e)
                                                                       [  ]
-------------------------------------------------------------------------------
 6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         England
-------------------------------------------------------------------------------
                   7.  SOLE VOTING POWER
  NUMBER OF                  2,893,954*
    SHARES         ------------------------------------------------------------
BENEFICIALLY       8.  SHARED VOTING POWER
  OWNED BY                   None
    EACH           ------------------------------------------------------------
 REPORTING         9.  SOLE DISPOSITIVE POWER
   PERSON                    2,893,954*
    WITH           ------------------------------------------------------------
                   10. SHARED DISPOSITIVE POWER
                             None
-------------------------------------------------------------------------------
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,893,954*
-------------------------------------------------------------------------------
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                       [X]
-------------------------------------------------------------------------------
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           4.97%
-------------------------------------------------------------------------------
14.  TYPE OF REPORTING PERSON

           EP
-------------------------------------------------------------------------------

----------------
* These Shares do not include 6,000 Shares which were inadvertently included in previous Schedule 13D filings as beneficially owned by MNOPF Trustees Limited. Please see Item 5 below describing beneficial ownership of the Shares.


                               Page 2 of 3 Pages

                                  SCHEDULE 13D

         This Revised Amendment No. 7 to Schedule 13D (the "Amendment") is filed by MNOPF Trustees Limited (the "Trustee"), on behalf of Merchant Navy Officers Pension Fund (the "Fund") pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended, as an amendment to the Schedule 13D filed by the Trustee on January 17, 1997.

         In Amendment No. 7 it was reported that the Trustee sold 1,040,000 shares of beneficial interest of New Plan Realty Trust on January 14, 1997, for settlement on January 17, 1997, as reflected in the confirmation received from the broker acting for the Trustee. That confirmation was in error as the trade was effected on January 15, 1997, and settled on January 22, 1997. In all other respects the statements made in Amendment No. 7 are repeated herein.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 23, 1997

                                    MNOPF TRUSTEES LIMITED

                                    By /s/ Geoffrey R. Henry
                                       Geoffrey R. Henry
                                       Chief Executive



                               Page 3 of 3 Pages